EXHIBIT 99.4

WORKDAY, INC.

STOCK OPTION ASSUMPTION AGREEMENT

As you know, on August 1, 2018 (the “Closing Date”), Workday, Inc. (“Workday”) acquired Adaptive Insights, Inc. (“Adaptive Insights,” and such acquisition, the “Merger”) pursuant to the Agreement and Plan of Merger by and among Workday, Armadillo Acquisition Sub, Inc., and Adaptive Insights, dated June 11, 2018 (as amended, the “Merger Agreement”). Prior to the Merger, you were granted one or more stock options to purchase shares of Adaptive Insights common stock (the “Adaptive Insights Option(s)”) under the Adaptive Insights, Inc. 2013 Equity Incentive Plan (the “Plan”) and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and Adaptive Insights (collectively, the “Option Agreement(s)”). As a result of the Merger, your Adaptive Insights Option(s) that were outstanding and vested as of the Closing Date were cancelled in exchange for a cash payment, and your Adaptive Insights Options that were outstanding and unvested as of the day following the Closing Date were assumed and converted into stock options to purchase shares of Workday Class A common stock. This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Workday’s assumption of your outstanding and unvested Adaptive Insights Option(s).

The number of shares of Workday Class A common stock subject to your assumed Adaptive Insights Option(s) was determined by multiplying the Exchange Ratio of 0.263449 (as determined in accordance with the terms of the Merger Agreement) by the number of outstanding and unvested shares remaining subject to your Adaptive Insights Option(s) as of the Closing Date (rounded down to the next whole number of shares of Workday Class A common stock). The exercise price per share of your assumed Adaptive Insights Option(s) was determined by dividing the exercise price per share of your Adaptive Insights Option(s) as of the Closing Date by the Exchange Ratio (rounded up to the next whole cent). These adjustments are intended to: (i) assure that the total spread of your assumed Adaptive Insights Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Merger; and (ii) preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Merger. If applicable, and to the extent allowable by law, the adjustments are also intended to retain “incentive stock option” status under U.S. tax laws.

The vesting commencement date, remaining vesting schedule, and the expiration date of your assumed Adaptive Insights Option(s) remain the same as set forth in the Option Agreement(s) (with the number of shares subject to each vesting installment and the exercise price per share adjusted to reflect the effect of the Merger). To exercise your assumed Adaptive Insights Option(s), in accordance with Workday policies, you can use any of the following methods:

i.

Cash Exercise (Exercise and Hold) – You must deliver to a Workday-designated broker (currently Morgan Stanley) full payment for the shares being purchased (together with applicable withholding taxes) and call the designated broker to authorize the option exercise;

ii.	Cashless Exercise or “Same Day Sale” arrangement – You can process this transaction online through your StockPlan Connect account or over the phone by calling the designated broker; or

iii.	“Sale-to-Cover” arrangement – You can process this transaction online through your StockPlan Connect account or over the phone by calling the designated broker.

All other provisions which govern either the exercise or the termination of your assumed Adaptive Insight Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) will govern and control your rights under this Agreement to purchase shares of Workday Class A common stock, except (i) no assumed Adaptive Insights Option(s) may be “early exercised” (i.e., an assumed Adaptive Insights Option may be exercised for shares of Workday Class A common stock only to the extent the assumed Adaptive Insights Option is vested at the time of exercise pursuant to the applicable vesting schedule), and (ii) as expressly modified by this Agreement, the Merger Agreement or otherwise in connection with the Merger. Upon termination of your employment with Workday or any present or future Workday subsidiary or affiliate, you will have the applicable limited post-termination exercise period specified in your Option Agreement(s) for your assumed Adaptive Insights Option(s) to the extent vested and outstanding at the time of termination, after which time your assumed Adaptive Insights Option(s) will expire and NOT be exercisable for Workday Class A common stock.

Unless the context otherwise requires, any references in the Plan and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Workday, (ii) “Stock,” “Common Stock” or “Shares” means shares of Workday Class A common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Workday, and (iv) the “Committee” means the Compensation Committee of the Board of Directors of Workday. All references in the Option Agreement(s) and the Plan relating to your status as an employee of Adaptive Insights will now refer to your status as an employee of Workday or any present or future Workday subsidiary.

To exercise your assumed Adaptive Insights Option(s), you must utilize Workday’s designated broker, currently Morgan Stanley.

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options you may receive from Workday, if any, will be governed by the terms of the Workday equity plan under which such options are granted, and such terms may be different from the terms of your assumed Adaptive Insights Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

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By initializing your Morgan Stanley account, you agree and acknowledge the terms and conditions of this Agreement, including without limitation, that your Adaptive Insights Option(s) have been assumed by Workday and are as set forth in the Option Agreements for such assumed Adaptive Insights Option(s), the Plan and this Agreement.

If you have any questions regarding this Agreement or your assumed Adaptive Insights Option(s), please send an email to stock.admin@workday.com; write us at Workday, Inc., 175 East 400 South, Suite 200, Salt Lake City, UT 84111, attention Global Stock Administration; or telephone us at 1-877-967-5329 and ask for Global Stock Administration.

WORKDAY, INC.
By:	Aneel Bhusri
Title:	Co-founder, Chief Executive Officer and Director